Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION
OF VIAD CORP

          Viad Corp (the “Corporation”), a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

          FIRST: That, in accordance with the provisions of Sections 141 and 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the following amendment to the Restated Certificate of Incorporation of the Corporation (the “Amendment”), declaring the Amendment to be advisable and calling for the submission of the proposed Amendment to the stockholders of the Corporation for their consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that, in order to effect a reverse split of the Corporation’s common stock, the Board of Directors declares that it is advisable to amend Article IV of the Restated Certificate of Incorporation of the Corporation, upon approval by the requisite vote of the holders of the common stock of the Corporation, by adding the following at the end of Paragraph A of Article IV:

Without regard to any other provision of the Restated Certificate of Incorporation of the Corporation, as the same may be amended from time to time, effective as of 12:01 a.m. New York City time, on July 1, 2004 (the “Effective Time”), each four (4) shares of common stock, par value one dollar and fifty cents ($1.50) per share (the “Old Common Stock”), of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be reclassified, combined and converted into one (1) share of common stock, par value one dollar and fifty cents ($1.50) per share (the “New Common Stock”), of the Corporation.

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, each holder of record of Old Common Stock that would otherwise be entitled to receive a fractional share of New Common Stock would be entitled, upon surrender of certificates representing such shares, to cash payments in lieu of the fractional shares to which the stockholders would otherwise be entitled. The cash payments for the fractional shares shall be the proportionate portions of the net proceeds from the sale of aggregated fractional Viad shares on behalf of all holders of such fractional shares. The ownership of a fractional interest shall not give the holder any voting dividend or other rights, ex-

cept for the right to receive cash payment. Whether or not the reverse stock split provided above would result in fractional shares for a holder of record shall be determined on the basis of the total number of shares of Old Common Stock held by such holder of record at the time the reverse stock split occurs.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall be entitled to receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph. The New Common Stock issued in this exchange shall have the same rights, preferences and privileges as the Common Stock (as defined above).

          SECOND: That the Amendment was submitted for stockholder approval and that at the annual meeting of stockholders of the Corporation held on May 11, 2004, a majority of the outstanding stock of the Corporation entitled to vote as a class voted to approve the foregoing amendment in accordance with the provisions of the Restated Certificate of Incorporation of the Corporation and the DGCL.

          THIRD: That the Amendment was duly approved and adopted in accordance with the applicable provisions of Section 242 of the DGCL.

          FOURTH: That the Amendment shall be effective as of 12:01 a.m. New York City time on July 1, 2004.

          IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Robert H. Bohannon, its Chairman and Chief Executive Officer dated as of this 30th day of June, 2004.

VIAD CORP
By:	/s/ Robert H. Bohannon
	Name:	Robert H. Bohannon
	Title:	Chairman & Chief Executive Officer